March 2, 2005
Via U.S. Mail and facsimile at 360-666-6483

Mr. Steve Nieman
15204 NE 181st Loop
Brush Prairie, Washington 98606

Re:	Alaska Air Group, Inc. ("AAG")
	Preliminary Proxy Statement on Schedule 14A
	Filed February 22, 2005
      Filed by Steve Nieman, Richard D. Foley
	and Robert C. Osborne MD
	File No. 001-08957

Dear Mr. Nieman:

We have reviewed your filing and have the following comments.

1. We note you have defined Alaska Air Group, Inc. as "the Company-AAG" on the first page of the proxy statement, and we do not see the definition in the pages that will be sent to shareholders. Please revise to include the definition in the pages that will be sent to shareholders. You may wish to consider including it under "Annual Meeting of Stockholders," for example.

2. We note your response to comment 3, which we believe was inadvertently placed in your letter as the response to comment 4.
In reviewing your website at www.votepal.com, we note that the links to other sites still appear. We further note that links under the participant information pages appear to include soliciting materials. Please confirm to us that all of the information contained in these links has been filed as soliciting material, and that you will continue to file links and postings as they are made available to shareholders on the website.

Beginning of the Challengers` Remarks

3. In response to prior comment 7, please provide a brief discussion of the reasons AAG provided for omitting your nominees from its proxy card. Provide supplemental support for your characterization of AAG`s reasons for omitting your nominees from its proxy card, and note whether they were acting in accordance with their rights under corporations and securities law.

How We Plan to Solicit

4. Please respond to prior comment 8. We note that you will solicit proxies primarily through your web-site, www.votepal.com. Please advise us as to how you plan on verifying that any person from whom you have received a proxy has previously been furnished with a proxy statement. See Rule 14a-3(a).

How do I cast my Vote using the CHALLENGER`S Proxy Card?

5. We note your response to comment 9. Please disclose, if true, that you are aware of at least one bank or broker who will not vote the group`s proxy card at the meeting.

6. Please disclose the possibility that if the shareholder uses the CHALLENGER proxy card, rather than the company card, the votes on that card may not be counted.

You May Vote in Person At the Meeting

7. You direct shareholders who hold shares in street name through a bank or broker to "contact them to receive from them a legal proxy." Please revise to clarify what you mean by this instruction. Do you mean to say that such beneficial shareholders should send instructions to the broker or bank on how they would like to vote their shares, to the extent they want to vote in favor of your nominees? Please advise shareholders as to how they should make brokers or banks aware of your solicitation and instruct them on how they should arrange for proxy authority to be given to you.

Further Matters

8. We note your response to our prior comment 12, but your disclosure remains unclear. Please revise to clarify for shareholders what it is you hope to achieve.

      As appropriate, please amend your Schedule 14A, and electronically submit a blacklined version of the Schedule 14A and corresponding response letter to these comments on EDGAR. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      Please direct any questions to me at (202) 942-1762.

Sincerely,



Julia E. Griffith
Special Counsel
Office of Mergers and Acquisitions